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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EPCOS AG
(Name of Issuer)
Ordinary Shares, No Par Value, Notional Value € 1 per share
(Title of Class of Securities)
Ordinary Shares — Not applicable
American Depositary Shares, Each Representing the Right to Receive one Ordinary Share —
29410P107
(CUSIP Number)
October 23, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Ordinary Shares — Not Applicable American Depositary Shares — 29410P107

1	NAMES OF REPORTING PERSONS: PANASONIC ELECTRONIC DEVICES EUROPE GMBH PANASONIC ELECTRONIC DEVICES CO., LTD. MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Panasonic Electronic Devices Europe Gmbh — Federal Republic of Germany Panasonic Electronic Devices Co., Ltd. — Japan Matsushita Electric Industrial Co., Ltd. — Japan

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Item 1.
(a)	Name of Issuer

EPCOS AG
(b)	Address of Issuer’s Principal Executive Offices

St.-Martin-Strasse 53

D-81541 Munich, Germany
Item 2.
(a)	Name of Person Filing

Panasonic Electronic Devices Europe GmbH

Panasonic Electronic Devices Co., Ltd.

Matsushita Electric Industrial Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence

Panasonic Electronic Devices Europe GmbH

Zeppelinstrasse 19

D-21337 Lueneburg

Federal Republic of Germany

Panasonic Electronic Devices Co., Ltd.

1006 Oaza Kadoma

Kadoma

Osaka

571-8506 Japan

Matsushita Electric Industrial Co., Ltd.

1006 Oaza Kadoma

Kadoma

Osaka

571-8501 Japan

(c)	Citizenship

Panasonic Electronic Devices Europe GmbH — Federal Republic of Germany

Panasonic Electronic Devices Co., Ltd. — Japan

Matsushita Electric Industrial Co., Ltd. — Japan

(d)	Title of Class of Securities

Ordinary Shares, No Par Value, Notional Value € 1 per share (the “Shares”)

(e)	CUSIP Number

Ordinary Shares — Not Applicable

American Depositary Shares, each representing the right to receive one Ordinary Share — 29410P107

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 0 Shares

On June 30, 1999, Matsushita Electronic Components (Europe) GmbH (the predecessor company of Panasonic Electronic Devices Europe GmbH), Matsushita Electronic Components Co., Ltd. (the predecessor company of Panasonic Electronic Devices Co., Ltd.), Matsushita Electric Industrial Co., Ltd. and Siemens AG entered into a Shareholders’ Agreement relating to the voting, holding and disposition of Shares of EPCOS AG held by the parties (the “Shareholders’ Agreement”). At the time of the filing of the initial Schedule 13G, each of Matsushita Electronic Components (Europe) GmbH and Siemens AG directly owned 8,162,501 Shares of EPCOS AG. As reported in the initial Schedule 13G, the shares owned directly by each of Matsushita Electronic Components (Europe) GmbH and Siemens AG were subject to the Shareholders’ Agreement, and accordingly the Schedule 13G reported that each of Matsushita Electronic Components (Europe) GmbH, Siemens AG and the parent companies of Matsushita Electronic Components (Europe) GmbH, Matsushita Electronic Components Co., Ltd. and Matsushita Electric Industrial Co., Ltd., beneficially owned 16,325,002 Shares of EPCOS AG.

The Shareholders’ Agreement has since terminated according to its terms. Upon termination of the Shareholders’ Agreement, Panasonic Electronic Devices Europe GmbH (formerly Matsushita Electronic Components (Europe) GmbH) had beneficial ownership of the 8,162,501 Shares of EPCOS AG directly owned by it, and did not share beneficial ownership of any Shares with Siemens AG or any other person or entity.

On October 18, 2006, Panasonic Electronic Devices Europe GmbH entered into an agreement according to which it agreed to sell the 8,162,501 Shares held by it (the “Transaction”). The Transaction closed on October 23, 2006. As a result of the Transaction, Panasonic Electronic Devices Europe GmbH no longer beneficially owns any Shares of EPCOS AG.

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
As described in Item 4 above, Panasonic Electronic Devices Europe GmbH has sold the 8,162,501 Shares held by it, thus reducing its ownership of the Shares to 0%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2006

PANASONIC ELECTRONIC DEVICES EUROPE GMBH

By:	/s/ Yoshimitsu Hioki

Name:	Yoshimitsu Hioki

Title:	Managing Director

PANASONIC ELECTRONIC DEVICES CO., LTD.

By:	/s/ Yoshimitsu Hioki

Name:	Yoshimitsu Hioki

Title:	(Proxy)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By:	/s/ Yoshimitsu Hioki

Name:	Yoshimitsu Hioki

Title:	(Proxy)

Exhibit Index

Exhibit A	Powers of Attorney from each of Panasonic Electronic Devices Co., Ltd. and Matsushita Electric Industrial Co., Ltd.

Power of Attorney
We, the undersigned Panasonic Electronic Devices Co., Ltd., a company under the laws of Japan, formerly named Matsushita Electronic Components Co., Ltd., with registered address at 1006 Kadoma, Osaka 571-8506, hereby authorize
Panasonic Electronic Devices Europe GmbH
to represent us for information of our voting shares or changes of our voting shares in EPCOS AG, a stock corporation under the laws of Germany, with registered address at St. Martin-Straße 53, 81669 München, Germany, listed inter alia at the New York Stock Exchange, with regard to US security regulations. The person authorized can represent the undersigned also vis-à-vis administrative bodies and registers, especially the US Securities and Exchange Commission (SEC).
Panasonic Electronic Devices Europe GmbH is exempted from the restriction of section 181 German Civil Code and is entitled to delegate their authority to the full extent of this Power of Attorney.
Osaka, November 10, 2006
Panasonic Electronic Devices Co., Ltd.
Koshi Kitadai
President, Member of the Board

Power of Attorney
We, the undersigned Matsushita Electric Industrial Co., Ltd., a company under the laws of Japan with registered address at 1006 Kadoma, Osaka 571-8501, Japan, hereby authorize
Panasonic Electronic Devices Europe GmbH
to represent us for information of our voting shares or changes of our voting shares in EPCOS AG, a stock corporation under the laws of Germany, with registered address at St. Martin-Straße 53, 81669 München, Germany, listed inter alia at the New York Stock Exchange, with regard to US security regulations. The person authorized can represent the undersigned also vis-à-vis administrative bodies and registers, especially the US Securities and Exchange Commission (SEC).
Panasonic Electronic Devices Europe GmbH is exempted from the restriction of section 181 German Civil Code and is entitled to delegate their authority to the full extent of this Power of Attorney.
Osaka, November 15, 2006
Matsushita Electric Industrial Co., Ltd.
Tetsuya Kawakami
Executive Vice President, Member of the Board